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TABLE OF CONTENTS

As Filed With the Securities and Exchange Commission on April 27, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
Under The Securities Act of 1933

UnitedGlobalCom, Inc.
(Exact name of registrant as specified in its charter)

Delaware	4841	84-1602895
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

UnitedGlobalCom, Inc.
4643 South Ulster Street, Suite 1300
Denver, Colorado 80237
(303) 770-4001
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Michael T. Fries
Chief Executive Officer
4643 South Ulster Street, Suite 1300
Denver, Colorado 80237
(303) 770-4001
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Garth B. Jensen, Esq.
Holme Roberts & Owen LLP
1700 Lincoln, Suite 4100
Denver, Colorado 80203
(303) 861-7000

CALCULATION OF REGISTRATION FEE CHART

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share(1)	Proposed maximum aggregate offering price	Amount of registration fee

Class A common stock, $0.01 par value per share	1,800,000 shares	$7.71	$13,878,000	$1,759

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based on the average of the high and low prices of the registrant's Class A common stock as reported on the Nasdaq National Market on April 21, 2004.

        Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after the effective date of this Registration Statement.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus may change. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or country where the offer is not permitted.

Subject to completion, April 27, 2004

Filed Pursuant
to Rule 424(b)(3)
Registration No. 333-111839

1,800,000 Shares of Class A Common Stock

UnitedGlobalCom:

•
UnitedGlobalCom, Inc.
4643 South Ulster Street, Suite 1300
Denver, Colorado 80237
(303) 770-4001

Symbol and Market:

•
Symbol: UCOMA

•
Nasdaq National Market

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The last reported sales price of our Class A common stock on the Nasdaq National Market on April 26, 2004 was $7.60 per share.

The Offering:

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We are registering 1,800,000 shares of our Class A common stock held by some of our stockholders. We are registering these shares pursuant to contractual registration rights granted to these selling stockholders.

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Use of Proceeds: We will not receive any proceeds from the sale of shares by the selling stockholders.

This investment involves risks. See "Risk Factors" beginning on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2004

TABLE OF CONTENTS

SUMMARY
RISK FACTORS
FORWARD LOOKING STATEMENTS
USE OF PROCEEDS
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION ABOUT US

i

SUMMARY

This summary highlights selected information from this prospectus and does not contain all of the information that may be important to you. To fully understand our company and this offering of our Class A common stock by some of our stockholders, you should read carefully this entire document and the other documents to which you have been referred. In particular, please read "Where You Can Find More Information."

Our Company

We are a leading international broadband communications provider of video, voice and Internet services with operations in 15 countries outside the United States. Our networks reach approximately 12.7 million homes and serve approximately 7.5 million video subscribers, 733,000 voice subscribers and 924,200 Internet access subscribers. UGC Europe, Inc. (which together with its subsidiaries, is referred to as UGC Europe), our largest consolidated operation, is a leading pan-European broadband communications company. VTR GlobalCom, our primary Latin American operation, is Chile's largest multi-channel television and high-speed Internet access provider in terms of homes passed and number of subscribers, and Chile's second largest provider of residential telephone services, in terms of lines in service. We also have an approximate 19% interest in SBS Broadcasting S.A., a European commercial television and radio broadcasting company, and an approximate 34% interest in Austar United, a leading pay-TV provider in Australia.

We are a Delaware corporation formed on February 5, 2001. Our offices are located at 4643 South Ulster Street, Suite 1300, Denver, Colorado 80237. Our telephone number is (303) 770-4001.

The Offering

We are registering 1,800,000 shares of our Class A common stock for sale by some of our stockholders. We issued all of these shares to these stockholders in private transactions in February 2004 in settlement of a claim of these stockholders against us.

We will not receive any proceeds from the sale of shares by the selling stockholders.

RISK FACTORS

An investment in our stock is subject to a number of risks. You should consider carefully the following risk factors, as well as the more detailed descriptions cross-referenced to the body of this prospectus and all of the other information in this prospectus.

We have a history of operating losses, which may continue in the future

We have experienced net losses from continuing operations in each of the fiscal years since we started doing business. We expect to continue to experience losses from continuing operations in the future, principally due to interest charges on our outstanding consolidated indebtedness and our significant depreciation and amortization expense as a result of our capital intensive business. As of December 31, 2003, we had an accumulated deficit of $3.4 billion. Our operating losses include writedowns for impairment of the value of our assets, which amounted to $402.2 million, $436.2 million and $1.3 billion for the years ended December 31, 2003, 2002 and 2001, respectively. We cannot assure you that we will not have further significant impairment charges in the future.

Our substantial consolidated indebtedness could adversely affect our ability to raise additional capital and operate our business

We have significant leverage. As of December 31, 2003, we had consolidated debt (excluding accrued interest) of approximately $4.4 billion, which included debt at our holding company level of approximately $102.7 million and debt of our subsidiaries of approximately $4.3 billion. As adjusted for the recent reorganization of our subsidiary, UPC Polska, our subsidiaries had approximately $4.0 billion of debt as of December 31, 2003. In April 2004, we issued E500 million (the equivalent of approximately $618 million using the noon buying rate in New York on April 1, 2004 published by the Federal Reserve Bank of New York) of 1 3/4% convertible senior notes, and we may issue up to an additional E125 million (the equivalent of approximately $154 million at the same exchange rate) of such notes pursuant to a purchase option we granted to the initial purchaser of such notes. If we or our subsidiaries are unable to repay amounts due under, or otherwise comply with the covenants included in, our credit facilities and other debt instruments, our lenders could seek legal remedies against us, including initiating bankruptcy or liquidation proceedings against us or proceeding against the collateral granted to them to secure that debt.

The degree to which we and our subsidiaries are leveraged could have other important consequences to you, including, but not limited to, the following:

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  a substantial portion of cash flow from operations is required to be dedicated to debt service and is not available for working capital, capital expenditures or other purposes;

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  our ability to obtain additional financing for our subsidiaries in the future could be limited;

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  we may be at a disadvantage compared to our competitors that have proportionately less debt;

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  some of our subsidiaries' borrowings are at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates;

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  our ability to execute our business plan, compete effectively, respond adequately to unforeseen events and take advantage of opportunities could be limited; and

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  the high level of debt could make us more vulnerable to a downturn in our operating performance and a decline in general economic conditions.

We are exposed to the risk of fluctuations in interest rates, primarily through our EURIBOR and LIBOR-indexed credit facilities. We maintain a mix of fixed and variable rate debt and enter into various derivative transactions pursuant to our policies to manage exposure to movements in interest rates. We monitor our interest rate risk exposures using techniques including market value and sensitivity analyses. We manage the credit risks associated with our derivative financial instruments through the evaluation and monitoring of the creditworthiness of the counterparties. Although the counterparties may expose us to losses in the event of nonperformance, we do not expect such losses, if any, to be significant. We use interest rate exchange agreements to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. We use interest rate cap agreements to lock in a maximum interest rate should variable rates rise, but enable us to otherwise pay lower market rates.

The video, telephone and Internet access businesses are capital intensive because it is expensive to add large numbers of customers outside our existing coverage area as well as to upgrade our systems; we may not have, or have access to, sufficient capital to remain competitive, thereby increasing the risk that we will not be able to grow our business

Adding large numbers of customers to our networks outside of our existing coverage area requires significant capital expenditures, including expenditures for labor and equipment costs. As technology changes in the video, telephone and Internet access industries, we may need to upgrade our systems to compete effectively in markets beyond what we currently plan. We may not have enough capital available from cash on hand, existing credit facilities and cash to be generated from operations for future capital needs. Our inability to pay for costs associated with adding new service areas, expanding or upgrading our networks or making our other planned or unplanned capital expenditures could limit our growth and harm our competitive position, earnings and stock price. We are currently focusing on increasing penetration in our existing service areas, but this may change in the future.

Since the communications industries in which we operate are highly regulated, adverse regulation of our services and rates charged to customers could decrease the value of our assets, increase our costs, restrict our offerings, limit our growth, favor our competitors, reduce the amount of future revenues we expect to recognize and harm our stock price

The video, telephone and Internet access industries in which we operate are regulated far more extensively than some other industries. In most of our markets, regulation of video services can include price controls, service quality standards, requirements to carry specified programming and programming content restrictions. To operate our telephone services, we are generally required to obtain licenses from appropriate regulatory authorities, comply with interconnection requirements and obtain services from competing dominant telephone operators at prices that are subject to regulation. The growth of our Internet access services may be affected if more extensive laws and regulations are adopted with respect to electronic commerce, content restrictions, privacy and other issues.

We previously announced that we would increase rates for customers in The Netherlands. We have been enjoined from implementing these rate increases in certain jurisdictions within The Netherlands and proceedings have been threatened in other jurisdictions. As a result, we may not be able to implement these rate increases as originally announced, which could prevent us from recognizing the revenues anticipated from such rate increases.

In The Netherlands, and at the European Union level, there are also debates ongoing regarding the question of what rights should be afforded to third parties in terms of access to cable networks. If we are required to offer third parties access to our distribution infrastructure for the delivery of video or Internet services without being able to specify the terms and conditions of such access, Internet service providers could potentially provide services that compete with our services over our network infrastructure. Providing third parties access to this distribution system may also diminish the value of our assets because we may not realize a full return on the capital that we invested in the distribution system. Even if regulatory changes do not, in fact, harm our business, the mere perception that these changes will hurt our business may harm our stock price.

We may determine to acquire additional communications companies. These acquisitions may require the approval of governmental authorities, which can block, impose conditions or delay an acquisition.

Changes in technology may limit the competitiveness of our new services and demand for our new services, causing our revenues, growth and stock price to fall

Technology in the video, telecommunications, data and Internet services industries is changing rapidly. Technology in these industries has changed more rapidly than in some other industries, thereby increasing the risk associated with technological change in our business compared to some businesses in other industries. This influences the demand for and costs of our products and services. Our ability to anticipate changes in technology and regulatory standards and to develop and introduce new and enhanced products successfully on a timely basis will affect our ability to continue to grow, increase our revenue and number of subscribers and remain competitive. For example, we have introduced new services, including:

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  additional video channels and tiers;

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  pay-per-view services with frequent starting times;

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  high-speed data and Internet access services; and

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  cable telephone services.

The technologies used to provide these services are in operation in some of our systems as well as systems of other providers. However, we cannot be sure that demand for our services will develop or be maintained in light of other new technological advances. There could be delays in introducing our new services, such as access to the Internet through cable modems and telephone services. Further, our new services may not operate as intended.

Our new products are also subject, in all of our markets, to a lack of market acceptance, delays in development and a failure to operate properly or meet customer expectations. There is no proven market for some of the advanced services we refer to above, and our infrastructure may not be able to support the demand that may develop for these services. There may not be sufficient demand for our telephone, Internet access and other advanced services. These factors may limit or harm our revenue, growth and stock price.

Lack of necessary equipment could delay or impair the expansion of our new services

If we cannot obtain the equipment needed for our existing and planned services, our operating results and financial condition may be harmed. For example, a customer will need a digital set-top box to access the Internet or receive our other enhanced services through a television set. These boxes are being developed by several suppliers. If there are not enough affordable set-top boxes for subscribers, however, we may have to delay our expansion plans.

We may not be able to obtain attractive programming for our digital video services, thereby lowering demand for our services

We rely on programming suppliers for the bulk of our programming content. We may not be able to obtain sufficient high-quality programming for our digital video services on satisfactory terms or at all in order to offer compelling digital video services. This may reduce demand for our services, thereby lowering our future revenues. It may also limit our ability to migrate customers from lower tier programming to higher tier programming, thereby inhibiting our ability to execute our business plan.

We may not be able to obtain attractive programming for our video services in the local language. This could further lower our revenues and profitability. In addition, must-carry requirements may consume channel capacity otherwise available for other services.

We will likely encounter increased competition that may decrease the number of our subscribers and our revenues

The video, telephone and Internet access industries in many of the markets in which we operate are competitive and often are rapidly changing. For video services, we face competition today from other cable television service providers, direct-to-home satellite service providers, terrestrial television broadcasters and other providers. In the provision of telephone services, our operating companies face competition from the incumbent telecommunications operator in each country. These operators have substantially more experience in providing telephone services and have greater resources to devote to the provision of telephone services. In many countries, our operating companies also face competition from wireless telephone providers, facilities-based and resale telephone operators, voice over Internet protocol providers and other providers. In the provision of Internet access services and online content, we face competition from incumbent telecommunications companies and other telecommunications operators, other cable-based Internet service providers, Internet portals and satellite, microwave and other wireless providers. The Internet services offered by these competitors include both traditional dial-up access services and high-speed access services. Digital subscriber line is a technology that provides high-speed Internet access over traditional telephone lines. Both incumbent and alternative providers offer digital subscriber line services. We expect digital subscriber line to be an increasingly strong competitor to our Internet service. If we are unable to compete effectively, we may lose subscribers, and our revenues and stock price may suffer.

We cannot be certain that we will be successful in integrating acquired businesses with our existing businesses

Our success depends, in part, upon the successful integration of our new acquisitions and any future acquisitions we make. Although we believe that the consummation of our new acquisitions will result in significant benefits and synergies, the integration of these businesses will also present significant challenges, including:

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  realizing economies of scale in interconnection, programming and network operations, and eliminating duplicative overheads; and

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  integrating networks, financial systems and operational systems.

We cannot assure you, with respect to either our new acquisitions or future acquisitions, that we:

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  will realize any anticipated benefits; or

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  will successfully integrate any acquired business with our existing operations.

From time to time we may acquire communications companies, all of which are likely to be located outside of the United States. These acquired companies may not have disclosure controls and procedures or internal controls over financial reporting that are as thorough or effective as those required by U.S. securities law. While we intend to implement appropriate controls and procedures as we integrate acquired companies, we may not be able to certify as to the effectiveness of these companies' disclosure controls and procedures or internal controls over financial reporting until we have fully integrated them.

The loss of key personnel could weaken our technological and operational expertise, delay the introduction of our new business lines and lower the quality of our service

Our success and growth strategy depends, in large part, on our ability to attract and retain key management, marketing and operating personnel, both at the corporate and operating company levels. Because our operations extend to many countries, we may find it more difficult than companies that operate only or primarily domestically to attract and retain these personnel. Retaining a successful international management team may be particularly difficult because key employees may be required to live and work outside of their home countries and because experienced local managers are often unavailable. If we are not able to attract and retain qualified personnel, the level of our technical and operational expertise may decrease, lowering our growth and service quality.

The terms of our subsidiaries' indebtedness impose significant restrictions on them, and may adversely affect our business

Provisions of certain of our subsidiaries' credit agreements and indentures contain covenants that restrict the ability of such subsidiaries to:

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  incur additional indebtedness;

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  incur liens;

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  make investments;

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  enter into new lines of business;

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  pay dividends or make certain other restricted payments, including dividends and other distributions to us to provide us with cash to make payments on the senior notes;

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  consummate certain asset sales;

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  consolidate with any other person; or

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  sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of their assets.

In addition, many of our subsidiaries are required to comply with financial ratio and other operating tests, under which they are required to achieve certain financial and operating results. Their ability to meet these financial ratios and tests may be affected by events beyond their or our control, and we cannot assure you that they will be met. In the event of a default under our subsidiaries' credit agreements or indentures, the lenders may declare the indebtedness immediately due and payable (after the expiration of any applicable grace periods), which could result in a default under other outstanding credit facilities and notes of our subsidiaries and the indenture governing the senior notes. We cannot assure you that such subsidiaries will have sufficient assets to pay indebtedness outstanding under their credit agreements and indentures. Any refinancing of such indebtedness is likely to contain similar restrictive covenants. Because we derive our cash flow and conduct our business through our subsidiaries, restrictions on our subsidiaries imposed by the terms of their indebtedness will restrict our ability to conduct our business and, among other things, to make payments on our outstanding obligations, including the senior notes.

We are exposed to numerous risks inherent to foreign investment, which may harm our revenues and profitability

Unlike most other U.S. companies, we operate all of our businesses outside of the United States. Risks inherent in foreign operations include loss of revenue, property and equipment from expropriation, nationalization, war, insurrection, terrorism, general social unrest and other political risks, currency fluctuations, risks of increases in taxes and governmental royalties and fees and involuntary renegotiation of contracts with foreign governments. We are also exposed to the risk of changes in foreign and domestic laws and policies that govern operations of foreign-based companies. In addition, our operations have been adversely affected by downturns in global economic conditions. These downturns could hurt our revenues and profitability to a far greater extent than companies that do not conduct most of their operations abroad.

We are subject to currency risks, which may have a substantial adverse effect on our ability to service our debt

We generate substantially all of our revenues in currencies other than the U.S. dollar. However, a portion of our costs, including programming costs, and a portion of our indebtedness are denominated in U.S. dollars. For the years ended December 31, 2003, 2002 and 2001, $787.9 million, $3.3 billion and $2.9 billion, respectively, of our indebtedness was denominated in U.S. dollars. Therefore, we experience currency exchange rate risks relating to our U.S. dollar-denominated obligations. Although we have entered into transactions to hedge a portion of the risk of exchange rate fluctuations, we cannot assure you that they will be successful. Accordingly, there is a risk that fluctuations in currency exchange rates will have a substantial adverse effect on our ability to service our U.S. dollar-denominated debt and other obligations.

Because we frequently do not hedge against foreign currency exchange rate and conversion risks, we may experience foreign exchange rate losses, reduced earnings and decreases in stockholders' equity

We are exposed to foreign exchange rate fluctuations related to our operating subsidiaries' monetary assets and liabilities and the financial results of foreign subsidiaries when their respective financial statements are translated into U.S. dollars during consolidation. Assets and liabilities of foreign subsidiaries for which the functional currency is the local currency are translated into U.S. dollars at period-end exchange rates and the statements of operations are translated at actual exchange rates when known, or at the average exchange rate for the period. Exchange rate fluctuations on translating foreign currency financial statements into U.S. dollars that result in unrealized gains or losses are referred to as translation adjustments. Cumulative translation adjustments are recorded in other comprehensive income (loss) as a separate component of stockholders' equity (deficit). Our functional currency is the U.S. dollar, and transactions denominated in currencies other than our functional currency, such as will be the case when we issue the senior notes, are recorded based on exchange rates at the time such transactions arise. Subsequent changes in exchange rates result in transaction gains and losses, which are reflected in income as unrealized (based on period-end translations) or realized upon settlement of the transactions. Cash flows from our operations in foreign countries are translated at actual exchange rates when known, or at the average rate for the period. Certain items such as investments in debt securities of foreign subsidiaries, equipment purchases, programming costs, notes payable and notes receivable (including intercompany amounts) and certain other charges are, and the senior notes will be, denominated in a currency other than the respective company's functional currency, which results or will result in foreign exchange gains and losses recorded in the consolidated statement of operations. Accordingly, we may experience economic loss and a negative impact on earnings and equity with respect to our holdings solely as a result of foreign currency exchange rate fluctuations. For the years ended December 31, 1999, 2000, 2001, 2002 and 2003, we had foreign exchange gains (losses) of $(39.5) million, $(215.9) million, $(148.2) million, $739.8 million and $121.6 million, respectively. We also experienced a change in currency translation adjustments resulting in increases or decreases to stockholders' equity of $(127.2) million, $(47.6) million, $11.2 million, $(864.1) million and $61.4 million for the years ended December 31, 1999, 2000, 2001, 2002 and 2003, respectively.

Our 2002 merger transaction may limit our ability to use past operating losses and certain built-in losses to offset future taxable income

As a result of the merger transaction that occurred on January 30, 2002, we experienced an ownership change as defined by Section 382 of the U.S. Internal Revenue Code of 1986, as amended, or the Code. Because of the ownership change, we are limited in our ability to use certain U.S. net operating losses and capital losses realized before the date of the ownership change to offset items of taxable income realized after that date. In addition, we had a significant "net unrealized built-in loss," as defined in Section 382(h) of the Code, inherent in our assets on the date of the ownership change. As a result, to the extent we sell these assets before January 30, 2007, we may be limited in our ability to use some, or all, of the respective built-in-losses to offset taxable income.

The direct acquisition by us of senior notes of Old UGC, Inc., our wholly-owned subsidiary which was formerly known as UGC Holdings, Inc., or Old UGC, triggered "cancellation of debt" income at the Old UGC level for income tax purposes. Although such cancellation of debt income was excluded from taxable income because Old UGC was insolvent at the time such income was recognized, Old UGC was required to reduce certain of its tax attributes by the amount of cancellation of debt income so excluded. This reduction resulted in the elimination of substantially all of Old UGC's existing net operating loss carry forwards and a portion of its existing net capital loss carry forwards.

Because of our investments in foreign corporations, we may have to pay U.S. taxes on earnings of the foreign corporations regardless of whether such earnings are actually distributed to us, and we may be limited in claiming foreign tax credits; since substantially all of our revenue is generated through our foreign investments, these tax risks could have a material adverse impact on our effective income tax rate, financial condition and liquidity

Because we do business in foreign countries and have controlling interests in most of our subsidiaries, such subsidiaries are considered to be "controlled foreign corporations" under U.S. tax law. As a result, certain income earned by most of our foreign subsidiaries during a taxable year when the subsidiaries have positive earnings and profits will be included in our income to the extent of the earnings and profits when the income is earned, regardless of whether the income is distributed to us. The income, often referred to as "Subpart F income", generally includes, but is not limited to, such items as interest, dividends, royalties, gains from the disposition of certain property, certain exchange gains in excess of exchange losses, and certain related party sales and services income. Because we and a majority of our subsidiaries are investors in, or are involved in, foreign businesses, we could have significant amounts of Subpart F income. Although we intend to take reasonable tax planning measures to limit our tax exposure, we cannot assure you that we will be able to do so.

In addition, under the controlled foreign corporation rules, we may be required to include in our income the average adjusted tax basis of any "investment in U.S. property" held by one of our subsidiaries that qualifies as a controlled foreign corporation, or a "Subsidiary CFC," to the extent that a Subsidiary CFC has positive current or accumulated earnings and profits, as determined under U.S. federal income tax principles, even though we may not have received any actual cash distributions from the Subsidiary CFC. In particular, any material amount of earnings and profits generated by UPC's restructuring as described in its Second Amended Disclosure Statement dated January 7, 2003, filed in connection with UPC's reorganization under Chapter 11 of the bankruptcy code, may cause UGC Europe to have a material income inclusion with respect to UGC Europe's investment in UPC, a Subsidiary CFC, which, in turn, previously maintained an investment in UPC Polska (which constituted an "investment in U.S. property" with respect to UPC for 2003). In this connection, and as described in more detail below, we anticipate that (i) UPC's restructuring should not generate a material amount of earnings and profits for UPC, and (ii) as a result of the transactions undertaken in connection with UPC's restructuring, UPC will not have any remaining, material tax basis in any investment in U.S. property as determined for U.S. federal income tax purposes by reason of both the application of certain provisions of the Code and of certain internal restructuring efforts that UPC and UPC Polska have undertaken. If UGC Europe is required to recognize income as a result of its investment in UPC either as a result of UPC's restructuring, or in future years as a consequence of the operating activities of Subsidiary CFC's, the U.S. tax liability arising therefrom could have a material adverse impact on our financial condition and liquidity.

In general, a U.S. corporation may claim a foreign tax credit against its U.S. federal income tax expense for foreign income taxes paid or accrued. A U.S. corporation may also claim a credit for foreign income taxes paid or accrued on the earnings of a foreign corporation paid to the U.S. corporation as a dividend. Because we must calculate our foreign tax credit separately for dividends received from certain of our foreign subsidiaries from those of other foreign subsidiaries and because of certain other limitations, our ability to claim a foreign tax credit may be limited. Some of our operating companies are located in countries with which the United States does not have income tax treaties. Because we lack treaty protection in these countries, we may be subject to high rates of withholding taxes on distributions and other payments from these operating companies and may be subject to double taxation on our income. Limitations on our ability to claim a foreign tax credit, our lack of treaty protection in some countries, and our inability to offset losses in one foreign jurisdiction against income earned in another foreign jurisdiction could result in a high effective U.S. federal tax rate on our earnings. Since substantially all of our revenue is generated abroad, including in jurisdictions that do not have tax treaties with the United States, these risks are proportionately greater for us than for companies that generate most of their revenue in the United States or in jurisdictions that have these treaties.

The restructuring of UPC and UPC Polska could result in material tax liabilities that would have a material adverse impact on the financial condition and liquidity of UGC Europe and, indirectly, on our financial condition

On September 3, 2003, UPC discharged a substantial amount of debt in connection with its restructuring. The Code provides that when a debtor discharges its debt at a discount, the debtor generally realizes "cancellation of debt" income (and earnings and profits in the case of a corporation). The Code also provides that this cancellation of debt income can be excluded from taxable income and, subject to certain limitations, earnings and profits under certain circumstances, including when the cancellation of debt income occurs in a transaction consummated pursuant to the bankruptcy code. When a debtor excludes cancellation of debt income from taxable income under the bankruptcy code exclusion, the debtor must reduce its basis in certain tax attributes, including but not limited to, net operating losses, capital losses and tax basis in assets, by the amount of excluded income. The debtor may also exclude such cancellation of debt income from its earnings and profits, but only to the extent such cancellation of debt income is applied to reduce the debtor's basis in its assets. If the excluded income exceeds the reduction in basis of the debtor's assets, the debtor's current year earnings and profits are increased by the amount of such excess. An increase in current or future earnings and profits as a result of UPC's restructuring to the extent that we are required to include cancellation of debt income in our earnings and profits could impact our federal income tax liabilities as we could be required to recognize all or a portion of UPC's current or future earnings and profits as a deemed dividend under certain specific provisions of the Code.

We currently expect that UPC will be able to exclude any realized cancellation of debt income associated with the UPC restructuring from its earnings and profits as determined for U.S. tax purposes under the bankruptcy code exclusion to the extent that UPC is able to reduce its adjusted tax basis in its assets. Any material amount of earnings and profits recognized as a result of UPC's restructuring of UGC Europe equity for UPC obligations as part of the reorganization plan may cause us to have a material income inclusion with respect to UPC's investments in U.S. property, which include (but are not limited to) UPC's investment in stock of certain U.S. corporations and certain outstanding receivables from UGC Europe. We expect UPC will be required to reduce the tax basis of its assets by a material amount as a result of the exclusion, which could have the effect of increasing UPC's earnings and profits as determined for U.S. tax purposes in subsequent years, if such assets are disposed of in a taxable disposition. Any increase in earnings and profits could impact our U.S. federal income tax liabilities by increasing required income inclusions under the U.S. Subpart F rules or investment in U.S. property rules.

In December of 2003, UPC Polska converted into a single member LLC, which resulted in UPC Polska being treated as a disregarded entity for U.S. income tax purposes. As a result of this conversion we do not believe the stock of UPC Polska will continue to represent an investment in U.S. property of UPC, as determined for U.S. federal income tax purposes. However, because UPC held its interest in UPC Polska for most of the 2003 tax year, UPC is deemed to have a substantial investment in U.S. property for 2003. As such, we would be required to recognize income to the extent that UPC recognizes positive earnings and profits in 2003 as a result of UPC's restructuring or otherwise under the investment in U.S. property rules described above. The resulting U.S. tax liability to us could be substantial.

In connection with UPC's restructuring, UGC Europe exchanged its equity for both U.S. dollar and euro denominated UPC bonds. UGC Europe then exchanged these UPC bonds for UPC equity. UGC Europe realized both exchange gains and losses on the exchange of euro denominated UPC bonds for UPC equity. Such gains and losses are measured based on the purchase price paid and spot rate in effect when the bondholders who exchanged their UPC bonds for UGC Europe equity acquired such UPC bonds.

Under Dutch tax law, the discharge of UPC's indebtedness in connection with its restructuring would generally constitute taxable income to UPC in the period of discharge. UPC has reached an agreement with the Dutch tax authorities whereby UPC is able to utilize net operating loss carry forwards to offset any Dutch income taxes arising from the discharge of debt in 2003. UPC, together with its "fiscal unity" companies, expects that for the year ended December 31, 2003 it had sufficient current year and carry forward losses to fully offset any income to be recognized on the discharge of the debt.

The trading price of our Class A common stock has been subject to significant fluctuations in the past year and may fluctuate widely in the future, which likely would affect the trading price of the senior notes

The stock market has recently experienced significant price and volume fluctuations that have affected the market prices of common stock of telecommunications, Internet and other technology companies. From January 1, 2004 through April     , 2004, the price of our Class A common stock fluctuated between [$7.22 and $10.90] per share, as adjusted for our rights offering completed in February 2004. During 2003 the price of our Class A common stock fluctuated between $2.20 and $9.00 per share and during 2002 the price fluctuated between $1.19 and $6.41 per share, without adjustment for our 2004 rights offering.

The market price of our common stock could be subject to such wide fluctuations in response to factors such as the following, some of which are beyond our control:

  •
  quarterly variations in our operating results;

  •
  operating results that vary from the expectations of securities analysts and investors;

  •
  announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

  •
  announcements by third parties of significant claims or proceedings against us;

  •
  future sales of our common stock; and

  •
  overall stock market price and volume fluctuations.

Because the senior notes are convertible into shares of our Class A common stock, we expect that the market price of our senior notes will be significantly affected by the trading price of our Class A common stock. We cannot assure you that the market price of our common stock will not decline below the price on the date of this offering memorandum or the date we issue the senior notes, or that the trading price of our senior notes will not decline below the offering price. Also, we cannot assure you that after converting your senior notes you will be able to sell the shares of Class A common stock you receive thereby at a price equal to or greater than the price you paid for your senior notes.

Liberty controls us and may have interests that differ from yours and may result in us acting in a manner inconsistent with your general interests

Liberty Media Corporation, or Liberty, currently owns approximately 55% of our outstanding common stock, which represents approximately 92% of the combined voting power of our common stock. Liberty has a preemptive right to acquire additional shares of our Class A common stock to maintain its ownership interest any time that we sell shares of our Class A common stock. As a result of Liberty's recent acquisition of shares of Class B common stock from our founding stockholders, each share of our Class C common stock now votes together with the shares of our Class A and Class B common stock on all matters to be voted upon by our stockholders, including, beginning with the next annual meeting of our stockholders, the election of directors. Liberty has recently announced its plans to spin off into a separate company its international operations, and that the shares of our stock that Liberty holds will be included in this new company. This spin-off is not intended to result in a change of control under the senior notes.

As a result of its ownership of our common stock and the voting power attributable thereto, Liberty has sufficient voting power, without the vote of any other stockholder, to determine the outcome of any action presented to a vote of our stockholders, including the approval of extraordinary corporate transactions and amendments to our certificate of incorporation and bylaws. The interests of Liberty may diverge from your interests, and it may be in a position to cause or require us to act in a way that is inconsistent with the general interests of the other holders of our common stock.

It may be difficult for a third party to acquire us, even if doing so may be beneficial to our stockholders

Certain provisions of our restated certificate of incorporation and bylaws may discourage, delay or prevent a change in control of our company that a stockholder may consider favorable. These provisions include the following:

  •
  authorizing the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

  •
  classifying our board of directors with staggered three-year terms, which may lengthen the time required to gain control of our board of directors;

  •
  that vacancies on the board of directors may only be filled by the remaining directors;

  •
  that our stockholders may adopt, amend or repeal our bylaws only with the approval of holders of at least 66 2/3% of the voting power;

  •
  limiting who may call special meetings of stockholders;

  •
  prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of the stockholders; and

  •
  establishing advance notice requirements for nominations of candidates for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

FORWARD LOOKING STATEMENTS

Some information in this prospectus contains, in addition to historical information, certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on management's beliefs, as well as on assumptions made by and information currently available to management. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from what we say or imply with such forward-looking statements. All statements other than statements of historical fact included herein may constitute forward-looking statements. In addition, when we use the words "may", "will", "expects", "intends", "estimates", "anticipates", "believes", "plans", "seeks" or "continues" or the negative thereof or similar expressions herein, we intend to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, including, but not limited to, national and international economic and market conditions, competitive activities or other business conditions, and customer demand for our existing and future services. These forward-looking statements may include, among other things, statements concerning our plans, objectives and future economic prospects, potential restructuring of the capital structure of our subsidiary Old UGC, Inc., expectations, beliefs, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. You should be aware that the video, telephone and Internet access services industries are changing rapidly, and, therefore, the forward-looking statements and statements of expectations, plans and intent herein are subject to a greater degree of risk than similar statements regarding certain other industries.

Although we believe that our expectations with respect to the forward-looking statements are based upon reasonable assumptions within the bounds of our knowledge of our business and operations, we cannot assure you that our actual results, performance or achievements will not differ materially from any future results, performance or achievements expressed in or implied from such forward-looking statements. Important factors that could cause actual results to differ materially from our expectations include, among other things, whether we and/or some of our subsidiaries will continue as going concerns, changes in television viewing preferences and habits by our subscribers and potential subscribers and their acceptance of new technology, programming alternatives, new video services that we may offer. They also include our subscribers' acceptance of our newer digital video, telephone and Internet access services, our ability to manage and grow our newer digital video, telephone and Internet access services, our ability to secure adequate capital to fund other system growth and development and planned acquisitions, our ability to successfully close proposed transactions and restructurings, risks inherent in investment and operations in foreign countries, changes in government regulation and changes in the nature of key strategic relationships with joint venture partners. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by our discussion of these factors. Other than as may be required by applicable law, we undertake no obligation to release publicly the results of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances. We caution you, however, that this list of risk factors and other cautionary language contained herein may not be exhaustive.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares covered by this prospectus by the selling stockholders.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Liberty has acquired its cumulative interest in us over a period of several years and in connection with a number of distinct acquisitions. Liberty's largest acquisition occurred in January 2002 whereby its economic and voting interest increased from approximately 11% and 37%, respectively, to approximately 73% and 94%, respectively. Because of certain voting and standstill agreements entered into among us, Liberty and our founding stockholders in connection with this transaction, Liberty was unable to control us and therefore accounted for its investment in us under the equity method of accounting until its acquisition of our founding stockholders' shares on January 5, 2004, causing those voting restrictions to terminate and allowing Liberty to fully exercise its voting rights and control us.

Liberty has elected to push down its investment basis in us to our financial statements effective January 1, 2004 and, as a result, we will have a new basis of accounting whereby our financial position will be revised to reflect Liberty's basis.

In the tables below, we provide you with our unaudited pro forma condensed consolidated balance sheet and statement of operations as of and for the year ended December 31, 2003, to give you a better understanding of what our financial position and results of operations might have looked like had Liberty pushed down its investment basis in us to our financial statements as of December 31, 2003 for balance sheet purposes and January 1, 2003 for statement of operations purposes.

This unaudited pro forma condensed consolidated financial information is derived from our audited historical consolidated financial statements and related notes incorporated by reference herein, in addition to certain assumptions and adjustments, which are described in the accompanying notes. This unaudited pro forma condensed consolidated financial information should be read together with our audited historical consolidated financial statements and related notes, and other financial information pertaining to us, incorporated by reference herein. You should not rely on this unaudited pro forma condensed consolidated financial information as being indicative of historical results that we would have had or future results that we will experience as a result of the Founders Transaction. This unaudited pro forma condensed consolidated financial information is based on a preliminary allocation of Liberty's investment basis in us, based on certain estimates of fair values of our assets and liabilities. These preliminary estimates are subject to change upon completion of this exercise.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

	December 31, 2003
	Historical	Founders Transaction(1)		Unaudited Pro Forma
	(In thousands)
Current assets	$828,646	$–		$828,646
Property, plant and equipment	3,342,743	43,509		3,386,252
Goodwill	2,519,831	(530,828)		1,989,003
Intangible assets	252,236	193,829	(2)	446,065
Other long-term assets	156,215	7,598		163,813

Total assets	$7,099,671	$(285,892)		$6,813,779

Current liabilities	$1,604,791	$(197,516	)(3)	$1,407,275
Long-term liabilities	3,999,627	9,139		4,008,766
Minority interests in subsidiaries	22,761	–		22,761
Stockholders' equity	1,472,492	(97,515	)(4)	1,374,977

Total liabilities and stockholders' equity	$7,099,671	$(285,892)		$6,813,779

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

	Year Ended December 31, 2003
	Historical	Founders Transaction		Unaudited Pro Forma
	(In thousands, except per share information)
Revenue	$1,891,530	$–		$1,891,530
Operating expense and other	(2,547,544)	(7,435	)(5)	(2,554,979)

Operating loss	(656,014)	(7,435)		(663,449)
Interest expense, net	(314,078)	7,198	(6)	(306,880)
Gain on extinguishment of debt	2,183,997	(974,239	)(7)	1,209,758
Other income (expense), net	386,170	(316,667	)(8)	69,503

Income (loss) before income taxes and other items	1,600,075	(1,291,143)		308,932
Other	395,293	(284,702	)(8)	110,591

Net income	$1,995,368	$(1,575,845)		$419,523

Basic net income (loss) per common share	$7.41	$(4.61)		$2.80 (9)

Diluted net income (loss) per common share	$7.41	$(4.61)		$2.80 (9)

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

Pro Forma Adjustments

The following pro forma adjustments are based on preliminary estimates that may change as additional information is obtained:

  (1)
  Liberty engaged an independent valuation firm to determine the fair value of our identifiable tangible and intangible assets and liabilities as of January 30, 2002. Liberty then allocated its basis based on its proportionate interest in the fair value of our net identifiable tangible and intangible assets and liabilities, other than goodwill. In connection with the Founders Transaction on January 5, 2004, Liberty performed a further purchase accounting exercise to allocate the additional consideration to acquire our Class B common stock from our founding stockholders. The pushdown of Liberty's basis is based on a preliminary allocation of Liberty's basis in us at each respective step acquisition date based on the estimated relative fair values of our assets and liabilities on such dates. These pro forma adjustments are subject to change upon the completion by Liberty of its accounting for the Founders Transaction.

  (2)
  Represents the allocation of fair value to customer relationships and tradename intangible assets.

  (3)
  Represents the decrease in the carrying amount of certain UPC Polska debt obligations and notes payable.

  (4)
  Represents the net increase in net assets as a result of the push down of Liberty's basis.

  (5)
  Represents the effect on depreciation and amortization expense for the period from the excess of fair value over carrying amount allocated to property, plant and equipment and definite-lived intangible assets such as customer relationships.

  (6)
  Represents the net effect on interest expense for the period from the reduction of the carrying amount of certain of our debt securities to fair value.

  (7)
  Represents the reduction of the gain on extinguishment of debt related to UPC's senior notes and senior discount notes, as Liberty had recorded this debt at its estimated fair value in its purchase accounting.

  (8)
  Represents the effect of other pushdown adjustments, primarily a reversal of the gain on the deconsolidation of our interest in United Australia/Pacific, Inc., as Liberty recorded this interest in UAP at an estimated fair value of nil in its purchase accounting.

  (9)
  Represents the pro forma effect on earnings per share, as follows:

Year Ended December 31, 2003
(In thousands)
Numerator (Basic):
Pro forma net income	$419,523
Pro forma gain on issuance of Class A common stock for preference shares of our European subsidiary	870,032
Equity transactions of subsidiaries	6,555

Basic net income attributable to common stockholders	$1,296,110

Denominator (Basic):
Basic weighted-average number of common shares outstanding	462,024,232

Numerator (Diluted):
Pro forma net income	$419,523
Pro forma gain on issuance of Class A common stock for preference shares of our European subsidiary	870,032
Equity transactions of subsidiaries	6,555

Diluted net income (loss) attributable to common stockholders	$1,296,110

Denominator (Diluted):
Basic weighted-average number of common shares outstanding	462,024,232
Incremental shares attributable to the assumed exercise of outstanding stock appreciation rights	109,544
Incremental shares attributable to the assumed exercise of contingently issuable shares	92,470
Incremental shares attributable to the assumed exercise of outstanding options (treasury stock method)	220,115

Diluted weighted-average number of common shares outstanding	462,446,361

SELLING STOCKHOLDERS

The following table sets forth information with respect to the number of outstanding shares beneficially owned by the selling stockholders named below, all of which are being registered. The information in the table below is current as of the date of this prospectus. The shares are being registered to permit public secondary trading of the shares, and the selling stockholders may offer the shares for resale from time to time.

	Ownership Before The Offering and Shares Registered in This Offering		Ownership After The Offering
Selling Stockholders	Number of Shares of Class A Stock	Percentage of Total Common	Number of Shares of Class A Stock	Percentage of Total Common
InterComm Holdings LLC	1,740,403	*
Reflex Participations	59,597	*	–	–

Total	1,800,000	*	–	–

*
Less than one percent.

On February 19, 2004, we issued 1,800,000 shares of our Class A common stock in a private transaction pursuant to a share exchange agreement dated February 19, 2004, among us and the selling stockholders or their predecessors in interest. None of the selling stockholders has served as an officer, director, or employee of us, or had a material relationship with us or Old UGC, Inc., our predecessor company, over the past three years. InterComm Holdings LLC acquired the right to register these shares as the successor in interest to the rights of InterComm France CVOHA, LLC ("ICF") and InterComm France II CVOHA, LLC ("ICF II") pursuant to Section 5.5 of the Registration Rights Agreement between UnitedGlobalCom, Inc., ICF, ICF II, and Reflex Participations dated February 19, 2004.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock currently consists of:

  •
  1,000,000,000 shares of Class A common stock;

  •
  1,000,000,000 shares of Class B common stock;

  •
  400,000,000 shares of Class C common stock; and

  •
  10,000,000 shares of preferred stock, all $0.01 par value per share.

As of March 12, 2004, we had outstanding:

  •
  387,666,548 shares of Class A common stock;

  •
  10,493,461 shares of Class B common stock;

  •
  385,828,203 shares of Class C common stock; and

  •
  no shares of preferred stock.

The description of our capital stock in this prospectus is a summary of the terms of our certificate of incorporation.

Common Stock

Our Class A common stock, Class B common stock and Class C common stock have identical economic rights. They do, however, differ in the following respects:

  •
  Each share of Class A common stock, Class B common stock and Class C common stock entitles the holders thereof to one, ten and ten votes, respectively, on each matter to be voted on by our stockholders;

  •
  Each share of Class B common stock is convertible, at the option of the holder, into one share of Class A common stock. At the option of the holder, each share of Class C common stock is convertible into one share of Class A common stock or Class B common stock. The Class A common stock is not convertible into Class B or Class C common stock.

  •
  Until our annual stockholders meeting in 2004, approval of a majority of Class C directors is required for certain acquisitions or dispositions of assets, issuances of equity or debt securities, selection of a CEO not specified in our certificate of incorporation, amendment of our charter or bylaws in a manner adverse to holders of Class B or Class C common stock, amendment of our charter in a manner adverse to us or the holders of Class C common stock, certain related party transactions and changes in our principal independent accounting firm.

Holders of our Class A, Class B and Class C common stock vote as one class on all matters to be voted on by our stockholders, except for the election of directors or as specified by the Delaware General Corporation Law. Until our annual stockholders meeting in 2004, shares of our Class C common stock vote separately to elect four of our 12 person board of directors and holders of Class A and B common stock, voting together, elect the other eight directors. At and following our 2004 annual meeting, all 12 of our 12-person board of directors will be elected by the holders of shares of Class A common stock, Class B common and Class C common stock voting together.

Holders of our Class A, Class B and Class C common stock are entitled to receive any dividends that are declared by our board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, holders of our Class A, Class B and Class C common stock will be entitled to share in all assets available for distribution to holders of common stock. Holders of our Class A, Class B and Class C common stock have no preemptive right under our certificate of incorporation, but Liberty and its affiliates have been granted certain contractual preemptive rights. Our certificate of incorporation provides that if there is any dividend, subdivision, combination or reclassification of any class of common stock, a proportionate dividend, subdivision, combination or reclassification of one other class of common stock will be made at the same time.

We have appointed Mellon Investor Services LLC as the transfer agent and registrar for the Class A common stock.

Preferred Stock

We are authorized to issue 10.0 million shares of preferred stock. Our board of directors is authorized, without any further action by the stockholders, to determine the following for any unissued series of preferred stock:

  •
  voting rights;

  •
  dividend rights;

  •
  dividend rates;

  •
  liquidation preferences;

  •
  redemption provisions;

  •
  sinking fund terms;

  •
  conversion or exchange rights;

  •
  the number of shares in the series; and

  •
  other rights, preferences, privileges and restrictions.

In addition, the preferred stock could have other rights, including economic rights senior to common stock, so that the issuance of the preferred stock could adversely affect the market value of common stock. The issuance of preferred stock may also have the effect of delaying, deferring or preventing a change in control of us without any action by the stockholders. We have no current plans to issue any preferred shares.

Market Listings

Our Class A common stock is listed for trading on The Nasdaq National Market. Our Class B common stock and Class C common stock have no established trading market. We may elect to list any class or series of securities on an exchange or other trading system, and in the case of Class A common stock, on an exchange or additional trading system, but, are not obligated to do so. No assurance can be given as to the liquidity of the trading market for any of our securities.

Certificate of Incorporation and Bylaws

The provisions of our certificate of incorporation and bylaws summarized below may have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including attempts that might result in a premium over the market price for the shares held by stockholders.

Our certificate of incorporation or bylaws provide:

  •
  for a classified board of directors, with each class containing as nearly as possible one-third of the number of directors on the board and the members of each class serving for three-year terms;

  •
  that vacancies on the board of directors may be filled only by the remaining directors;

  •
  that the stockholders may take action only at an annual or special meeting of stockholders, and not by written consent of the stockholders;

  •
  that special meetings of stockholders generally can be called only by the board of directors;

  •
  that our stockholders may adopt, amend or repeal the bylaws only with the approval of holders of at least 66 2/3% of the voting power; and

  •
  for an advance notice procedure for the nomination, other than by the board of directors or a committee of the board of directors, of candidates for election as directors as well as for other stockholder proposals to be considered at annual meetings of stockholders. In general, we must receive notice of intent to nominate a director or raise business at meetings not less than 90 nor more than 120 days before the meeting, and must contain certain information concerning the person to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal. The affirmative vote of the holders of at least 66 2/3% of the voting power is required to amend or repeal these provisions or to provide for cumulative voting.

Delaware General Corporation Law, Section 203

We have elected not to be governed by Section 203 of the Delaware General Corporation Law.

PLAN OF DISTRIBUTION

The selling securityholders may sell the securities covered by this prospectus from time to time in any legal manner selected by the selling securityholders, including directly to purchasers or through broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions as to any particular broker-dealer or agent may be in excess of those customary in the types of transactions involved. The selling securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale of the securities covered by this prospectus.

Each of the selling securityholders has advised us that the securities may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale and/or at negotiated prices. These sales may be effected in one or more transactions, including:

  •
  on the Nasdaq National Market System;

  •
  in the over-the-counter market;

  •
  in transactions otherwise than on the Nasdaq National Market System or in the over-the-counter market, including without limitation privately negotiated transactions; or

  •
  any combination of the foregoing.

In addition, the selling securityholders may also enter into hedging and/or monetization transactions. For example, the selling securityholders may:

  •
  enter into transactions with a broker-dealer or affiliate of a broker-dealer or other third party in connection with which that other party will engage in short sales of securities;

  •
  itself sell short the securities under this prospectus and use the securities held by it to close out any short position;

  •
  enter into options, forwards or other transactions that require the selling securityholder to deliver, in a transaction exempt from registration under the Securities Act, the securities to a broker-dealer or an affiliate of a brokerdealer or other third party; or

  •
  loan or pledge the securities to a broker-dealer or affiliate of a broker-dealer or other third party.

Each of the selling securityholders has advised us that as of the date of this prospectus it has not entered into any agreements, arrangements or understandings with any broker-dealer or agent regarding the sale of its securities. The selling securityholders may sell any or all of the securities offered by it pursuant to this prospectus. In addition, there can be no assurance that the selling securityholders will not transfer, devise or gift the securities by other means not described in this prospectus.

There can be no assurance that the selling securityholders will sell any or all of the securities pursuant to this prospectus.

The aggregate proceeds to the selling securityholders from the sale of the securities offered by it will be the purchase price of the securities less discounts, concessions and commissions, if any. If the securities are sold through broker-dealers, the selling securityholder will be responsible for discounts and commissions and/or agent's commissions. We will not receive any of the proceeds from the sale of the securities covered by this prospectus.

In order to comply with the securities laws of some states, if applicable, the securities maybe sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the securities may not be sold unless they have been registered or qualified for sale or any exemption from registration or qualification requirements is available and is complied with.

Any broker-dealers or agents that participate in the sale of the securities may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act. As a result, any profits on the sale of the securities by the selling securityholders and any discounts, concessions or commissions received by any such broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

To the extent required, the securities to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent or dealer, and any applicable discounts, concessions or commissions with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

We have agreed to indemnify the selling securityholders and each of their directors, officers and controlling persons against certain liabilities, including specified liabilities under the Securities Act, or to contribute with respect to payments that the selling securityholders may be required to make in respect of such liabilities. Each of the selling securityholders has agreed to indemnify us for liabilities arising under the Securities Act with respect to written information furnished to us by it or to contribute with respect to payments in connection with such liabilities.

We have agreed to pay all of the costs, fees and expenses incident to our registration of the resale of the selling securityholders' securities, excluding any legal fees of the selling securityholders and fees, discounts or commissions attributable to the sale of such securities.

Under our registration rights agreement with the selling securityholders, we will use our commercially reasonable efforts to keep the registration statement of which this prospectus is a part continuously effective, subject to customary suspension periods, until the date that is the earlier of February 19, 2005 and the date all of the shares subject to this registration statement have been sold by the selling securityholders.

Our obligation to keep the registration statement to which this prospectus relates effective is subject to specified, permitted exceptions. In these cases, we may suspend offers and sales of the securities pursuant to the registration statement to which this prospectus relates.

LEGAL MATTERS

The validity of the shares of our Class A common stock offered by this prospectus will be passed upon for us by Holme Roberts & Owen LLP, Denver, Colorado.

EXPERTS

The consolidated financial statements of UnitedGlobalCom, Inc. as of December 31, 2003 and 2002, and for each of the years then ended, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report refers to a change in the Company's method of accounting for goodwill and other intangible assets in 2002 and a change in its method of accounting for gains and losses on the early extinguishment of debt in 2003.

That report refers to the revisions to the 2001 consolidated financial statements to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, which we adopted as of January 1, 2002. However, KPMG LLP was not engaged to audit, review, or apply any procedures to our 2001 consolidated financial statements other than with respect to such disclosures.

Arthur Andersen LLP was our independent public accountant with respect to our financial statements for the year ended December 31, 2001. Such financial statements are incorporated by reference herein in reliance upon the report of Arthur Andersen dated April 12, 2002 (except with respect to the matter discussed in Note 23, as to which the date is May 14, 2002), and upon their authority as experts in accounting and auditing. Arthur Andersen LLP was indicted by the United States Department of Justice on federal obstruction of justice charges in early 2002, and ceased performing audits of public companies. The opinion of Arthur Andersen LLP incorporated by reference herein covers our financial statements as of and for the year ended December 31, 2001. The opinion is a copy of the audit report previously issued by Arthur Andersen LLP in connection with our annual report on Form 10-K for the year ended December 31, 2001, as amended in connection with Amendment No. 1 to our Form S-1 Registration Statement filed on June 6, 2002. Arthur Andersen LLP has not reissued such report.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We have filed with the Securities and Exchange Commission a registration statement on Form S-3 to register shares of our Class A common stock. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our securities. The rules and regulations of the Securities and Exchange Commission allow us to omit certain information included in the registration statement from this prospectus.

We, as a reporting company, are subject to the informational requirements of the Securities Exchange Act of 1934 and accordingly file our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and other information with the Securities and Exchange Commission. The public may read and copy any materials filed with the Securities and Exchange Commission at the their Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. Please call the Securities and Exchange Commission at (800) SEC-0330 for further information on the Public Reference Room. As an electronic filer, our public filings are maintained on the Securities and Exchange Commission's Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Securities and Exchange Commission. The address of that website is http://www.sec.gov. In addition, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as well as the complete S-3 registration statement, may be accessed free of charge through our website as soon as reasonably practicable after we have electronically filed such material with, or furnished it to, the Securities and Exchange Commission. Also, our Code of Business Conduct & Ethics is available on our website and amendments to and waivers from such Code will be disclosed through our website. The address of our website is http://www.unitedglobal.com; the information on such website is not a part of this prospectus.

Our Class A common stock is traded on the Nasdaq National Market, and copies of reports, proxy statements and other information can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

This document incorporates important business and financial information about us from documents filed with the SEC, that have not been included in or delivered with this document. This information is available at the Internet website that the SEC maintains at www.sec.gov, as well as from other sources. You may also request copies of these documents from us, without charge, upon written or oral request to:

UnitedGlobalCom, Inc.
4643 South Ulster Street, Suite 1300
Denver, Colorado 80237
Attn: Investor Relations Department
(303) 770-4001

The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in or omitted from this prospectus, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. This prospectus incorporates by reference the documents described below that have been previously filed with SEC. These documents contain important information about us.

The following reports and documents that we (SEC File No. 000-49658) have previously filed with the SEC are incorporated by reference:

  •
  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003; and

  •
  Our Current Reports on Form 8-K as follows (provided, however, that we are not incorporating any information furnished under either Item 9 or Item 12 of any Current Report on Form 8-K):

Date of Report	Date of Filing
April 19, 2004	April 19, 2004
April 6, 2004	April 7, 2004
March 31, 2004	April 1, 2004
February 20, 2004	February 20, 2004
February 18, 2004	February 19, 2004
February 13, 2004	February 13, 2004
January 21, 2004	January 23, 2004
January 20, 2004	January 21, 2004
January 12, 2004	January 12, 2004
January 7, 2004	January 8, 2004
January 5, 2004	January 6, 2004

All documents filed by us pursuant to sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the termination of this offer for resale of the shares of our Class A common stock by the selling securityholders shall also be deemed to be incorporated by reference into this prospectus as of the dates of filing of those documents.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses Of Issuance and Distribution.

The following table sets forth the expenses payable by us in connection with the transactions being registered. All amounts are estimates except the registration fee. The selling stockholders will not bear any portion of such expenses.

Registration fee	1,759
Fees and expenses of legal counsel	15,000
Accounting fees and expenses	7,500
Printing and Miscellaneous	5,741

Total	$30,000

Item 15. Indemnification of Officers and Directors.

Section 145 of the Delaware General Corporation Law, or the "DGCL," provides, generally, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (except actions by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Section 145 of the DGCL also provides that a corporation may similarly indemnify such person for expenses actually and reasonably incurred by such person in connection with the defense or settlement of any action or suit by or in the right of the corporation, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of claims, issues and matters as to which such person shall have been adjudged liable to the corporation, provided that a court shall have determined, upon application, that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

Section 145 of the DGCL provides that, to the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the above paragraph, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses actually and reasonably incurred by such person in connection therewith.

Section 102(b)(7) of the DGCL provides, generally, that the certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of Title 8 of the DGCL, (iv) for any transaction from which the director derived an improper personal benefit, or (v) for any act or omission occurring prior to the date when such provision became effective.

Article Sixth of the Restated Certificate of Incorporation, as amended, of the registrant, provides as follows:

          To the fullest extent permitted by the General Corporation Law of the State of Delaware, as now existing or hereafter amended, a director of the Corporation shall not be liable to the

  Corporation or any of its stockholders for monetary damages for breach of his fiduciary duty as a director. Any amendment or repeal of this Article Sixth shall be prospective only and shall not adversely affect any limitation, right or protection of a director of the Corporation existing under this Article Sixth immediately before the amendment or repeal.

Article Seventh of the Restated Certificate of Incorporation, as amended, of the registrant, in part provides as follows:

          (a)    RIGHT TO INDEMNIFICATION.    The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any Person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding") by reason of the fact that he, or a Person for whom he is the legal representative, is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Person. The Corporation shall be required to indemnify or make advances to a Person in connection with a proceeding (or part thereof) initiated by such Person only if the proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

          (b)    PREPAYMENT OF EXPENSES.    The Corporation shall pay the expenses (including attorneys' fees) incurred by a director or officer in defending any proceeding in advance of its final disposition, provided, however, that the payment of expenses incurred by a director or officer in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the director or officer to repay all amounts advanced if it should be ultimately determined that the director or officer is not entitled to be indemnified under this Article Seventh or otherwise.

Article Sixth of the Bylaws of the registrant provides in part as follows:

          Section 6.01.    DIRECTORS AND OFFICERS.    The corporation shall indemnify its directors and officers to the fullest extent not prohibited by the Delaware General Corporation Law or any other applicable law; provided, however, that the corporation may modify the extent of such indemnification by individual contracts with its directors and officers; and, provided, further, that the corporation shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the Delaware General Corporation Law or any other applicable law or (iv) such indemnification is required to be made under Section 6.04.

          Section 6.03.    EXPENSES.

          (a)   The corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under this Article VI or otherwise.

          (b)   Notwithstanding the foregoing, unless otherwise determined pursuant to Section 6.05, no advance shall be made by the corporation to an officer of the corporation (except by reason of the fact that such officer is or was a director of the corporation, in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation.

          Section 6.07.    INSURANCE.    To the fullest extent permitted by the Delaware General Corporation Law, or any other applicable law, the corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Article VI.

          Section 6.09.    SEVERABILITY.    If this Article VI or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each director and officer to the full extent not prohibited by any applicable portion of this Article VI that shall not have been invalidated, or by any other applicable law. If this Article VI shall be invalid due to the application of the indemnification provisions of another jurisdiction, then the corporation shall indemnify each director and officer to the full extent under applicable law.

The registrant has entered into agreements with its officers, directors and certain key employees implementing the indemnification provided for in the registrant's Bylaws.

Item 16. Exhibits and Financial Statement Schedules

(a) The following documents are filed as exhibits to this registration statement:

Exhibit Number	Description
4.1	Restated Certificate of Incorporation of the Registrant and as amended, as currently in effect.(1)
4.2	Bylaws of the Registrant as currently in effect.(1)
4.3	Specimen of Class A Common Stock certificate of the Registrant.(2)
5.1	Opinion of Holme Roberts & Owen LLP regarding the legality of the common stock being registered.
23.1	Independent Auditors' Consent.
23.2	The consent of Holme Roberts & Owen LLP is included as part of Exhibit 5.1.
23.3	The consent of Holme Roberts & Owen LLP is included as part of Exhibit 5.1.
24.1	Power of Attorney.

(1)
Incorporated by reference from United's Registration Statement on Form S-1 dated February 14, 2002 (File No. 333-82776).

(2)
Incorporated by reference from United's Form 10-K for the year ended December 31, 2001 (File No. 000-496-58).

Item 17. Undertakings

        The undersigned registrant hereby undertakes:

    (1)
    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (i)
    To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

    (ii)
    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

    (iii)
    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (2)
    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3)
    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on April 27th, 2004.

UNITEDGLOBALCOM, INC.
By:	/s/ FREDERICK G. WESTERMAN III Frederick G. Westerman III Co-Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

April 27, 2004	* Gene W. Schneider, Chairman and Director
April 27, 2004	* Michael T. Fries, President, Chief Executive Officer and Director
April 27, 2004	* Robert R. Bennett, Director
April 27, 2004	* Charles H.R. Bracken, Co-Chief Financial Officer
April 27, 2004	* John P. Cole, Jr., Director
April 27, 2004	* Valerie L. Cover, Vice President, Controller and Co-Principal Accounting Officer
April 27, 2004	* John W. Dick, Director
April 27, 2004	* Paul A. Gould, Director
April , 2004	Gary S. Howard, Director
April 27, 2004	* David B. Koff, Director
April 27, 2004	* John C. Malone, Director
April 27, 2004	* Ruth E. Pirie, Co-Principal Accounting Officer
April , 2004	Mark L. Schneider, Director
April 27, 2004	/s/ FREDERICK G. WESTERMAN III Frederick G. Westerman III, Co-Chief Financial Officer
* By:	/s/ FREDERICK G. WESTERMAN III Frederick G. Westerman III Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description
4.1	Restated Certificate of Incorporation of the Registrant and as amended, as currently in effect.(1)
4.2	Bylaws of the Registrant as currently in effect.(1)
4.3	Specimen of Class A Common Stock certificate of the Registrant.(2)
5.1	Opinion of Holme Roberts & Owen LLP regarding the legality of the common stock being registered.
23.1	Independent Auditors' Consent.
23.2	Information Regarding Absence of Consent of Arthur Andersen LLP
23.3	The consent of Holme Roberts & Owen LLP is included as part of Exhibit 5.1.
24.1	Power of Attorney.

(1)
Incorporated by reference from United's Registration Statement on Form S-1 dated February 14, 2002 (File No. 333-82776).

(2)
Incorporated by reference from United's Form 10-K for the year ended December 31, 2001 (File No. 000-496-58).